                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                 PetPlanet.com
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  716420-10-4
--------------------------------------------------------------------------------
                                (CUSIP Number)

               Tawfeek Shaheen; P.O. Box 316, Sonoma, CA  95476;
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 21, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 716420-10-4                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name: Tawfeek Shaheen
      Social Security Number: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,200,326

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,200,326

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,200,326

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.        Security and Issuer
               -------------------

     This Statement relates to the common stock ("Common Stock") of PetPlanet.com, Inc., a Delaware corporation (the "Issuer").

     This Statement of Beneficial Ownership (the "Statement") is filed by Tawfeek Shaheen (the "Reporting Person") with respect to the Common Stock of the Issuer. This Statement relates to the purchase by the Reporting Person of an aggregate of 200,000 shares of Common Stock (the "Shares") and the purchase from the Issuer of securities having conversion and/or exercise rights for an additional 1,000,326 Shares consisting of (i) two convertible notes with conversion rights to acquire 666,666 Shares, and (ii) two warrant certificates providing the Reporting Person the right to acquire 333,660 Shares. The address of the principal executive offices of the Issuer of such securities is as follows: 21 Stillman Street, Suite 600, San Francisco, CA 94107; (415)243-9000; Attn: Jennifer Sipes.

Item 2.        Identity and Background
               -----------------------

     (a)  Name:  Tawfeek Shaheen

     (b)  Address:  P.O. Box 316, Sonoma, CA  95476

     (c)  Principal occupation or employment: Private Investor

     (d)  No

     (e)  No

     (f)  U.S. Citizen

Item 3.        Source and Amount of Funds or Other Consideration
               -------------------------------------------------

     The shares of Common Stock were purchased by the Reporting Person with personal funds of the Reporting Person

Item 4.        Purpose of Transaction
               ----------------------

     The Reporting Person's acquisition of the aforementioned Shares of Common Stock is for the purpose of investment. The Reporting Person does not presently have any plan or proposal to acquire control of the Issuer or which relates to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) any change in the Issuer's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing the Common Stock to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System;

     (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above;

provided, however, that the Reporting Person may acquire additional shares of Common Stock in the open market or private transactions from time to time as shares become available for purchase. The Reporting Person intends to review his position in the Issuer from time to time and may, depending upon his evaluation of its business and prospects, and upon future developments, including, but not limited to, the attitude of the Board of Directors and management of the Issuer, general economic conditions and money and stock market conditions, determine to cease buying shares or to increase or decrease his position in the Issuer.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

     (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Person. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of March 31, 2000, at which time there were 9,496,177 shares of Common Stock issued and outstanding .

Table I
-------

                      Aggregate Amount of Beneficial
Title of Class                  Ownership                Percentage of Class
--------------        ------------------------------     -------------------
Common Stock                   1,200,326                        11.4%

      (b) The number of shares as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

          (i)    Sole Voting Power.  The Reporting Person has sole voting power
                 -----------------
          with respect to 1,200,326 shares of Common Stock beneficially owned.

          (ii)   Shared Voting Power.  The Reporting Person does not hold any
                 -------------------
          common stock with shared voting power.

          (iii)  Sole Dispositive Power.  The Reporting Person has sole power to
                 ----------------------
          dispose or to direct the disposition with respect to 1,200,326 shares of Common Stock beneficially owned.

          (iv)   Shared Dispositive Power.  The Reporting Person does not share
                 ------------------------
          power to dispose or to direct the disposition of shares of Common
          Stock.

      (c) The Reporting Person made the following purchases and sales of shares of Common Stock (whether in the open market or otherwise) during the 60 days prior to the event date of this Statement:


Transaction Date     Number of Shares     Transaction Type    Price per Share
----------------     ----------------     ----------------    ---------------


Net Shares Purchased:                           0

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.    Contracts, arrangements, understandings or relationships with respect
           ---------------------------------------------------------------------
           to securities of the Issuer.
           ----------------------------

None.


Item 7.    Material to be filed as Exhibits
           --------------------------------

None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated: April 4, 2000                 /s/ Tawfeek Shaheen
                                     -----------------------------------------